================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)

                         ------------------------------

                               DEXTER CORPORATION
                                (Name of Issuer)

COMMON STOCK, $1.00 PAR VALUE PER SHARE                       252165105
     (Title of class of securities)                          (CUSIP number)

                            RICHARD A. WEINBERG, ESQ.
                        C/O ISP MANAGEMENT COMPANY, INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07470
                                 (973) 628-4000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 WITH A COPY TO:

                             STEPHEN E. JACOBS, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                                 (212) 310-8000

                                  JULY 11, 2000
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

                         (Continued on following pages)

                              (Page 1 of 13 Pages)



54104.0016

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 2 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP OPCO HOLDINGS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------

      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.91%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 3 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                ISP INVESTMENTS INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  WC, OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                          2,299,200
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                                0
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                     2,299,200
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                           0

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.91%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 252165105                                             13D                                           Page 4 of 13 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                INTERNATIONAL SPECIALTY
                          S.S. OR I.R.S. IDENTIFICATION NO.                       PRODUCTS INC.
                          OF ABOVE PERSON
----------------------    ------------------------------------------------------------------------------------ ------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    ------------------------------------------------------------------------------------ ------------------
          3               SEC USE ONLY
----------------------    ------------------------------------------------------------------------------------ ------------------
          4               SOURCE OF FUNDS:                                                  OO
----------------------    ------------------------------------------------------------------------------------ ------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [ ]
----------------------    ------------------------------------------------------------------------------------ ------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Delaware
----------------------    ------------------------------------------------------------------------ ------------------------------
      NUMBER OF                   7               SOLE VOTING POWER:                                                  0
        SHARES
                          -------------------     ------------------------------------------------ ------------------------------
     BENEFICIALLY                 8               SHARED VOTING POWER:                                        2,299,200
       OWNED BY
                          -------------------     ------------------------------------------------ ------------------------------
         EACH                     9               SOLE DISPOSITIVE POWER:                                             0
      REPORTING
                          -------------------     ------------------------------------------------ ------------------------------
     PERSON WITH                  10              SHARED DISPOSITIVE POWER:                                   2,299,200

----------------------    ------------------------------------------------------------------------ ------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,299,200
----------------------    ------------------------------------------------------------------------ ------------------------------

         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                        [ ]

----------------------    ------------------------------------------------------------------------ ------------------------------

         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           9.91%
----------------------    ------------------------------------------------------------------------ ------------------------------
         14               TYPE OF REPORTING PERSON:                               CO
----------------------    ------------------------------------------------------------------------ ------------------------------

                     This Amendment No. 16 ("Amendment No. 16") amends the Statement on Schedule 13D (the "Schedule 13D") filed on April 22, 1999, as amended by Amendment No. 1 filed on August 11, 1999, Amendment No. 2 filed on September 8, 1999, Amendment No. 3 filed on September 27, 1999, Amendment No. 4 filed on December 14, 1999, Amendment No. 5 filed on December 16, 1999, Amendment No. 6 filed on January 27, 2000, Amendment No. 7 filed on February 11, 2000, Amendment No. 8 filed on February 24, 2000, Amendment No. 9 filed on March 23, 2000, Amendment No. 10 filed on April 24, 2000, Amendment No. 11 filed on May 2, 2000, Amendment No. 12 filed on May 9, 2000, Amendment No. 13 filed on May 24, 2000, Amendment No. 14 filed on June 21, 2000, and Amendment No. 15 filed on Schedule TO on June 26, 2000, by and on behalf of ISP Opco Holdings Inc. ("ISP Opco"), ISP Investments Inc. ("ISP Investments") and International Specialty Products Inc. ("ISP" and together with ISP Investments and ISP Opco, the "Reporting Persons") with respect to their ownership of common stock, par value $1.00 per share (the "Common Stock"), of Dexter Corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as amended.

ITEM 2.              IDENTITY AND BACKGROUND

                     The name, position, business address and citizenship of each director and executive officer of ISP Opco are set forth on Schedule A hereto.

                     The name, position, business address and citizenship of each director and executive officer of ISP Investments are set forth on Schedule B hereto.

                     The name, position, business address and citizenship of each director and executive officer of ISP are set forth on Schedule C hereto.

                     None of the Reporting Persons nor any of the persons listed on Schedules A through C hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

                     Except as set forth above, the response of the Reporting Persons to this Item 2 as previously disclosed in the Schedule 13D has not changed.

ITEM 4.              PURPOSE OF THE TRANSACTION

                     On July 11, 2000, ISP issued a press release announcing the termination of its tender offer for all outstanding shares of Common Stock for $45 per share in cash. In addition, ISP announced that it no longer intends to submit its proposals to elect its nominees for directorships and adopt certain resolutions at the Company's July 14, 2000 annual meeting of shareholders. A copy of the press release is attached hereto as Exhibit 1.

                     In light of the foregoing, ISP may from time to time, depending on market conditions, buy or sell shares of Common Stock in the open market, through negotiated transactions, or otherwise.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

                     Exhibit No. 1:       Press release issued July 11, 2000.



             [The remainder of this page intentionally left blank.]

                                   SIGNATURES

                     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   July 11, 2000

                                       ISP OPCO HOLDINGS INC.
                                       ISP INVESTMENTS INC.
                                       INTERNATIONAL SPECIALTY PRODUCTS INC.

                                       By: /s/ Susan B. Yoss
                                           -------------------------------------
                                           Susan B. Yoss
                                           Senior Vice President and Treasurer

                                   SCHEDULE A

                     The name and position of the directors and executive officers of ISP Opco Holdings Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                            Position
----                            --------
Sunil Kumar                     President and Chief Executive Officer

Randall R. Lay                  Executive Vice President and Chief Financial Officer

Richard A. Weinberg             Director, Executive Vice President, General Counsel and Secretary

Andrew G. Mueller               Executive Vice President - Operations

Barry A. Crozier                Director and Vice President

Arthur W. Clark                 Director and Manager - Banking and Cash Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE B

                     The name and position of the directors and executive officers of ISP Investments Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                                Position
----                                --------
Sunil Kumar                         President and Chief Executive Officer

Randall R. Lay                      Executive Vice President and Chief Financial Officer

Richard A. Weinberg                 Director, Executive Vice President, General Counsel and Secretary

Barry A. Crozier                    Vice President and Director

Arthur W. Clark                     Director and Manager - Banking and Cash Operations



Mr. Crozier is a certified public accountant with Belfint, Lyons & Shuman, an accounting firm, the address of which is 200 West 9th Street, Suite 600, Wilmington, Delaware 19801.

                                   SCHEDULE C


           The name and position of the directors and executive officers of International Specialty Products Inc. are set forth below. The business address of each director and executive officer is c/o ISP Management Company, Inc., 1361 Alps Road, Wayne, New Jersey 07470, except as indicated below. All executive officers and directors are citizens of the United States.

Name                               Position
----                               --------
Samuel J. Heyman                   Director and Chairman

Sunil Kumar                        Director, President and Chief Executive Officer

Carl R. Eckardt                    Director

Randall R. Lay                     Executive Vice President and Chief Financial Officer

Richard A. Weinberg                Executive Vice President, General Counsel and Secretary

Andrew G. Mueller                  Executive Vice President - Operations

Susan B. Yoss                      Senior Vice President and Treasurer

Ronald E. Brandt                   Senior Vice President, Sales and Commercial Director--Americas

Harrison J. Goldin                 Director

Charles M. Diker                   Director

Sanford Kaplan                     Director

Burt Manning                       Director



Mr. Goldin is the senior managing director of Goldin Associates, L.L.C., a consulting firm, the address of which is 767 Fifth Avenue, New York, New York 10153. Mr. Diker is a non-managing principal of Weiss, Peck & Greer, an investment management firm, the address of which is 1 New York Plaza, New York, New York 10004. Mr. Kaplan is a private investor and consultant. Mr. Manning is Chairman Emeritus of J. Walter Thompson Company, a multinational advertising company, and President of Brookbound Incorporated, a strategic consultancy company, the address of which is 105 East 67th Street, New York, New York 10021.

                                  EXHIBIT INDEX

Exhibit No.                         Document                           Page No.
----------                          --------                           -------

    1                   Press release issued July 11, 2000.              12


















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